March 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Founder Group Limited
Registration Statement on Form F-1
File No. 333-293725
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Founder Group Limited, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on March 6, 2026, or as soon thereafter as practicable.

Very truly yours,

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors (Principal Executive Officer)